April 1, 2009

Ms. Claire Erlanger

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ref:	Media General, Inc. (Registrant)

Annual Report on Form 10-K

For the Fiscal Year Ended December 28, 2008

Filed February 25, 2009

Commission File No. 1-6383

Dear Ms. Erlanger:

To confirm our telephone conversation of yesterday, you have agreed to our company’s request for an extension of time, until May 15, 2009, to submit its response to the Securities and Exchange Commission’s comment letter dated March 27, 2009.

Very truly yours,

/s/ Stephen Y. Dickinson
Stephen Y. Dickinson

cc:	John A. Schauss

George L. Mahoney